UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 0-10683

Notification of Late Filing

(Check one): ☒ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-QSB ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

    For Period Ended: June 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
  For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information
Full Name of Registrant: Hydromer, Inc.
Former Name if Applicable:
Address of principal executive Office (Street and number): 35 Industrial Parkway
City, State and Zip Code: Branchburg, NJ 08876

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative
State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Annual Report (the “Annual Report”) on Form 10-KSB for its fiscal year ended June 30, 2006 by the prescribed date of September 28, 2006 due to a delay with finalizing its audited results of operations for such period as management was unable to obtain certain information required for the completion of the audit in a timely manner. The registrant intends to file the Annual Report on or prior to the prescribed extended date.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification
Robert Lee (908) 722-5000
(Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change is results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended June 30, 2006, the registrant will be reporting a net loss of $779,377 (or $0.17 per share) as compared with net income of $269,251 (or $0.06 per share) for the fiscal year ended June 30, 2005.

________________________________________Hydromer, Inc_______________________________________
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2006	By: /s/ Robert Y. Lee
Robert Y. Lee
Vice President, Chief Financial Officer